Mail Stop 6010   September 27, 2007

Kenneth C. Forster, President
APC Group, Inc.
3526 Industrial Parkway
Fairbanks, Alaska 9701

         Re: APC Group, Inc.
                Form 10-SB
                Filed August 30, 2007
                File No. 0-52789

Dear Mr. Forster:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 1

1.   Please describe in reasonable detail how you have marketed and distributed your various products to date, and any modifications you expect to implement.

2.   Please discuss principal customers and any dependence upon one or more.

3.   Discuss competition and any competitive advantages you believe you have. Please describe what you refer to on page 4 as "industry specifications" and how they impact your competitive status. Also discuss over capacity and pricing pressures in the industry, as suggested in one of your risk factors.

4.   Please discuss any material patents or other intellectual property protection. Discuss the duration of and the geographical area to which patents apply.

5.   Please disclose the number of employees and full-time employees.

6.   Discuss any governmental regulation of your products or their use.

7.   Please disclose the 3% ownership interest which was part of the purchase price of Reel-Thing assets. Disclose the payment schedule, the past due amounts, and the late payment interest provision and accruals to date.

<u>20/30 foot boom leash, page 2</u>

8.   Please clarify the meaning of the term "solar/polar power cord reels." We note that "solar" applications are not elsewhere described in relation to your products. Please revise or advise.

<u>The Med-reel, page 2</u>

9.   Please revise to explain the term "green dot" as used in this section.

<u>Contract Manufacturing, page 3</u>

10.   Please discuss in greater detail your manufacturing contracts and the reasons you have chosen to outsource production. Clarify whether you intend to change this policy in the future. File material contracts not made in the ordinary course of business.

<u>Risk Factors, page 3</u>

<u>We are past due…, page 3</u>

11.   Disclose why did you failed to make the required payment. Describe how you plan to resolve this uncertainty.

<u>We may be subject to…, page 5</u>

12.   Briefly indicate your prior experience with product liability claims.

We have issued 66,000…, page 6

13.   Please clarify, if true, that the voting preference of the 66,000 Series A preferred
        stock will remain at 51% regardless of the number of common shares that may be
        issued in the future.

14.   Briefly describe any other material features of the Series A preferred stock that
        may impact the rights of common shareholders i.e., dividend rights and
        liquidation preferences.

There is currently no market…, page 6

15.   Indicate the current number of shareholders. Indicate that the company presently
        has no plans to develop a market for its shares. Disclose why the company
        registered its common shares under Section 12(g) by this registration statement if
        it does not expect a public market to develop.

Investors may face significant restrictions…page 6

16.   Note that Rule 3a51-1(d) specifies prices below $5.00, not $4.00 as stated herein.
        Please revise for accuracy.

Management's Discussion and Analysis…, page 7

Results of Operations, page 7

17.   Please revise the first paragraph to clarify the causal relationship between the
        inventory "backlog" and the reduced sales. It is unclear why you state you
        experienced a sales decline "resulting from an inventory backlog." Do you mean
        resulting in an inventory accumulation? Please advise or revise.

18.   Please discuss comparative gross margins percentages and reasons for changes.

19.   Please provide a detailed discussion of the significant components of selling,
        general, and administrative expenses. Explain why the expense level is
        disproportionate to your level of sales revenues, and what steps you are taking to
        bring it into better balance.

20.   Discuss the basis for the amounts paid in stock for services. Discuss the basis for the per-share valuation.

21.   Discuss why interest expense increased. Will this trend persist?

Liquidity and Capital Resources, page 8

22.   Please expand to discuss material information for all periods reported upon in the financial statements, not just the most recent operating period. See Regulation S-B Item 303(b)(1).

23.   Discuss current capital resources, such as the bank line of credit mentioned in Note 9 on page F-9.

24.   Discuss the current maturities of long-term debt and how you plan to discharge them. Disclose whether you obtained written lender forbearance for any past due amounts.

25.   Discuss how you plan to resolve your working capital deficit.

26.   Discuss your historical reliance upon related parties for much of your capital funding.

27.   Discuss your reliance upon issuing additional common shares as compensation for services rendered to you.

Item 4 Securities Ownership, page 10

28.   We note the percentage voting ownership for all officers and directors as a group at 50%.   How is this consistent with Mr. Forster's "super voting" Series A which by itself carries 51%. Please advise or revise.

29.   Disclose the Series A share issuance, transfer, reversion and successor owner provisions as stated in Section 9 of the designations. Discuss any plans to issue more Series A shares.

30.   Discuss whether any changes in the Series A voting and ownership provisions are contemplated in connection with your "efforts to become a fully reporting publicly traded company."

Item 6. Executive Compensation, page 12

31.   Describe any agreements or arrangements governing the type and level of
        compensation paid to your named executive officers and directors. See
        Regulation S-B Items 402(c) and (f). For example, describe the basis for Mr.
        Forster's compensation.

32.   The information in the table for 2005 appears inconsistent with your disclosure
        under Item 4 of Part II where you state that compensation in the form of shares
        valued at $149,980 and $21,236 were paid to your Treasurer and Secretary in
        January 2005. Please reconcile.

Item 7. Current Relationships and Related Transactions, page 13

Currently Proposed, page 14

33.   Explain the disparity in issuance valuation per share ($0.50 compared to $0.15)
        for the transactions with PCMS described here.

Item 8. Description of Securities, page 14

34.   Disclose the Series A share transfer, reversion and successor owner provisions as
        stated in Section 9 of the designations.

Financial Statements
General

35.   Please update the financial statements when required by Item 310(g) of
        Regulation S-B.

36.   We reference the discussion in Item 2 on page 15 of the lawsuit filed in April
        2006 and that you accrued $27,747 at May 31, 2007. Please tell us why you did
        not record any accrual in the November 30, 2006 financial statements.

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-6

37.   Please revise to clarify your revenue recognition policy and indicate whether you
        have any post shipment obligations, refund rights, customer acceptance
        requirements or offer other discounts and how these impact revenue recognition.
        In addition, we note the discussion on page 3 that you provide lifetime warranties.
        Disclose how you account for these warranties and provide the disclosures
        required by FIN 45.

Note 3. Long Term Debt

38.   With regards to your agreement with Reel-Thing Innovations Inc., please address the following:

- Please disclose how you recorded the assets purchased in exchange for the installment payments totaling $508,000. We note that your total assets as of November 30, 2006 are only $179,174.

- You state that the assets purchased revert back to Reel-Thing Innovations, Inc. if you are 90 days past due on your payments unless they provide their written consent waiving their right to the reversion. We note the disclosure on page 1 of your Form 10-SB that you were 90 or more days past due at May 31, 2007 and that in your risk factors you state that you do not have any signed written consent from Reel-Thing Innovations waiving their right of reversion. Please tell us whether these assets revert back to Reel-Thing Innovations and indicate the basis for recording them in your financial statements.

- Please disclose the specific terms of this borrowing. Clarify when the payments are due and whether you are assessed any penalties or interest.

- Disclose how you determined the 10% interest rate to discount the loan for the non-interest bearing obligation.

Note 7. Common Stock, page F-9
Note 5. Common Stock, page F-14

39.   Disclose how you determined fair value in each of your stock transactions during 2005, 2006 and through the interim period for 2007, particularly the shares issued for services. We note from Item 4. of your filing that the per share price for your common stock varied from $0.15 - $0.50. Disclose the assumptions and estimates that you relied on in assessing fair value.

Note 8. Commitments and Contingencies, page F-9

40.   Tell us how you are accounting for the 500,000 and 750,000 shares of common stock issued to Public Company Management Services. Tell us your consideration of EITF 96-18 and 00-18 with regards to the performance commitments and the timing for recognition of the related expenses. Clarify how the shares issued for services were valued.

Exhibits

41.   We note you filed the June 15, 2007 amended agreement with GPT and PCMC as Exhibit 10.2. Please also file the predecessor agreements or tell us why you believe they need not be filed.

42.   Please file the lease agreement for your headquarters facility, or tell us why you believe it need not be filed.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Praveen Kartholy at (202) 551-3378 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel